EXHIBIT 5.1

Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

telephone: (210) 224-5575	facsimile: (210) 270-7205

February 25, 2004

ILEX Oncology, Inc.
4545 Horizon Hill Blvd.
San Antonio, Texas 78229

Gentlemen:

     We have acted as counsel for ILEX Oncology, Inc., a Delaware corporation (the “Company”), in connection with the authorization of 1,961,962 additional shares (the “Shares”) of Common Stock, $.01 par value (“Common Stock”), of the Company, issuable under the Company’s 2000 Employee Stock Compensation Plan, as amended, the Company’s 1996 Non-Employee Director Stock Option Plan, as amended, and the Company’s 1995 Stock Option Plan, as amended (collectively, the “Plans”).

     In connection therewith, we have examined, among other things, the Plans, the Certificate of Incorporation and Bylaws of the Company and the corporate proceedings with respect to the issuance of the Shares and such other corporate documents as we have deemed appropriate.

     Based on the foregoing, and having due regard for such legal considerations as we have deemed relevant, we are of the opinion that the Shares to be issued by the Company pursuant to the terms of the Plans have been duly authorized by all requisite corporate action and, when issued in accordance with the terms thereof, will be validly issued, fully paid and nonassessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement.

     The opinions expressed herein are limited exclusively to the General Corporation Law of the State of Delaware and the federal securities law of the United States of America.

     The opinions expressed herein are for your sole benefit and may be relied upon only by you.

Very truly yours,
/s/ Fulbright & Jaworski L.L.P.